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19003344

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2019
Washington DC
413

SEC FILE NUMBER
8-66180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **PGP CAPITAL ADVISORS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 W OLYMPIC BLVD, SUITE 28C
(No. and Street)

LOS ANGELES	CA	90015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEWART KIM **310-268-0885**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, STEWART KIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or PGP CAPITAL ADVISORS, LLC, as of DECEMBER 31, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED NOTARIAL CERTIFICATE

SEE ATTACHED NOTARIAL CERTIFICATE

Public Notary

Signature

CCO

Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On Feb. 26, 2019 before me, Violeta Annette Jendoubi, Notary Public
Date — Here Insert Name and Title of the Officer

personally appeared Stewart Kim
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

VIOLETA ANNETTE JENDOUBI
Notary Public - California
Los Angeles County
Commission # 2160181
My Comm. Expires Aug 9, 2020

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report Form X-17A-5 part III
Document Date: 02-25-2019 Number of Pages: 2
Signer(s) Other Than Named Above: No

Capacity(ies) Claimed by Signer(s)

Signer's Name:
☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other:
Signer is Representing:

Signer's Name:
☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other:
Signer is Representing:

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of PGP Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PGP Capital Advisors, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of PGP Capital Advisors, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of PGP Capital Advisors, LLC's management. Our responsibility is to express an opinion on PGP Capital Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PGP Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as PGP Capital Advisors, LLC's auditor since 2017.

Maitland, Florida

February 21, 2019

PGP Capital Advisors, LLC

Statement of Financial Condition

For the Year Ended December 31, 2018

Assets	
Cash	$ 236,505
Securities	4,301
Note receivable	3,892
Accounts receivable	0
Fixed Assets, net of accumulated depreciation of $5986	0
Prepaid expenses and other assets	3,202
Total Assets	247,900
Liabilities and Member's Equity	
Accounts payable and accrued expenses	32,479
Total Liabilities	32,479
Member's Equity	215,421
Total Liabilities and Member's Equity	$247,900

The accompanying notes are an integral part of these financial statements

1. Organization

PGP Capital Advisors, LLC (formerly Pacific Gemini Partners, LLC), a Delaware Limited Liability Company, is a wholly owned subsidiary of PGP Holdings, LLC (the "Parent"). The Company is a boutique investment bank that is registered as a Securities Broker-Dealer regulated by the Financial Industry Regulatory Authority and provides high-impact, tailored services in connection with mergers and acquisitions, private placements and corporate finance for publicly-traded and privately-held corporations.

2. Significant Accounting Policies

Recently Issued Accounting Pronouncements

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contract with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result to any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year end.

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Revenue from contract with customers

Revenue from contract with customers are composed of investment banking fees, such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenues and are included in investment banking fees. In certain instance, for advisory contracts, the Company will receive amounts in advance of the deal's closing. In these instances, revenue is recognized over time in which the performance obligations are simultaneously

2. Significant Accounting Policies "continued"

provided by the Company are consumed by the customer. At Dec 31, 2018, there no advances to the Company.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amount

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue.

Uncertain tax positions
The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes*. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2018 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2015 through 2017 tax years remain subject to examination by the IRS and State of California. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

2. Significant Accounting Policies "continued"

Property and Equipment

Property and equipment are summarized by major classifications as follows:

	2018
Computers and equipment	$5,986
Less Accumulated Depreciation	(5,986)
Net computers and equipment	$0

Total depreciation expense was $49 for the year ended December 31, 2018, using three years straight-line depreciation.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

3. Fair Value Measurements "continued"

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The fair value of the investment in securities is based on the quoted market price. The fair value of the securities receivable is based on the quoted market price of the underlying asset.

The tables below present the amounts of assets measured at fair value on a recurring basis:

December 31, 2018

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Investment in securities				
Equities	$ 4,301	$ -	$ -	$ 4,301
Securities receivable	-	-	-	-
Total assets at fair value	$4,301	$ -	$ -	$ 4,301

4. Operating Leases

The Company leases its facilities under an agreement with John Hancock Real Estate that expires December 31, 2021. Base rent expense for the lease for year ended December 31, 2018 was $31,969.

Future minimum lease payments excluding taxes and fees are as follows:

Year ended December 31,	Base Amount
2019	$32,928
2020	$33,921
2021	$31,985
Total	$98,834

5. Note Receivable

There is a note receivable from a former representative in the amount of $3,892 at December 31, 2018,
that is due before the year end 2019 and bears interest equal to one dollar ($1).

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $207,665 which exceeded the requirement by $202,665.

At December 31, 2018 the percentage of aggregate indebtedness was 15.6% percent to 1. The Company had accrued liabilities of $32,479 at December 31, 2018.

7. Commitments and contingencies

The Company does not have any commitments or contingencies, other than an operating lease (note 4).

8. Subsequent Events

The Company has evaluated subsequent events through February 26, 2019, the date which the financial statements were available to be issued, and has determined no event or transactions requiring disclosure.

9. Company Condition

The Company has a loss for the year ended December 31, 2018, and has received capital contribution from its member for working capital. The Company member has agreed to provide capital contributions to the Company as necessary for it to continue operations and to maintain compliance with minimum net capital requirements.

Management expects the Company to continue as a going concern and the accompanied financial statements have been prepared on a going-concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.